U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                       FORM 10-SB12G/A-2


                 GENERAL FORM FOR REGISTRATION OF
              SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                      BLISS ESSENTIALS CORP.
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                        91-2190195
------------------------------     -------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


          5050 Kingsway, 2nd Floor
           Burnaby, B.C., Canada                 V5H 4H2
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                       (604) 639-8116
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1. DESCRIPTION OF BUSINESS.

General
-------
Bliss Essentials Corp. was incorporated in the State of Nevada on March 31, 2003 to engage in the production of a line of handmade soaps, as well as the retail/wholesale sale of its products. As a small retailer, we are dedicated to providing the natural product enthusiast with a variety of handmade, natural, herbal soaps, which will be featured on our web site located at http://www.blissessentialscorp.com. Information set forth on the web site does not constitute part of this prospectus. We are currently in the development stage, have not yet commenced full business operations and have not yet generated any sales or realized any income.

Background of the Industry
--------------------------
 We believe that consumers are becoming much more health conscious, seeking alternatives to consumer products that are produced or contain large quantities of chemical and/or synthetic ingredients.

Traditionally consumers have been limited to mass-produced consumer products manufactured by large multinational conglomerates, whose ingredient listings include chemicals and synthetic compounds in their soap products. In the last few years, however, as evidenced by the number of natural food stores, natural clothing lines and other natural products that have been appearing on store shelves and on the Internet, there seems to be more of a demand by consumers for handmade products using more natural ingredients.
We intend to capitalize on this growing demand by consumers and commercially produce and sell a line of all natural handmade soaps. By using only the highest quality natural ingredients, we hope to position ourselves as a trusted name in producing and selling high quality brand-name soap products.

Product Line
------------
We intend to manufacture our soaps using the highest quality, all natural ingredients. The main ingredients in our soaps, which will be listed in the packaging on each bar, may include any of the following: olive oil, coconut oil, palm oil, soybean oil, sodium hydroxide and distilled water. The soaps will also contain a variety of essential oils to provide different aromatherapy effects and a kitchen bar that will include coffee grounds. Also, included may be a number of different nutrients such as sweet almond oil, aloe vera, avocado oil, castor oil, jojoba oil, oatmeal/honey, shea butter, mango butter, cocoa butter and goat's milk. Grapefruit seed extract is added as a preservative to make the soap longer lasting and is needed due to the all natural ingredients that are used.

We do not plan to use any of the following ingredients in our soaps: alcohol, petroleum products, detergents, artificial ingredients or colorants, synthetic fragrances or preservatives, or animal by-products.

 To date we have spent approximately $300 on research and development of our initial product line. These costs were associated with the purchase and experimentation of different ingredients, materials and recipes.

We estimate the approximate cost of producing an average bar of soap will be $.80 to $1.00, depending on which ingredients are used.
This cost is expected to drop as economies of scale are realized once we start to purchase ingredients in larger quantities. We currently intend to retail our soaps for $3.95 each, which is competitively priced within the industry. The soaps will be hand cut into rectangular blocks further enhancing the handmade and natural feel of the product. The soaps will be individually wrapped in a band using recycled or tree-free paper in keeping with the organic spirit of the product. We intend to initially produce twelve different soaps, adding and subtracting new products as demand dictates. The following is a list of the soaps that we intend to initially produce:

   Tangerine Scream - Very tangy with a refreshing pick me up scent of fruity oils. A great way to wake up in the morning. Leaves your skin feeling soft and rejuvenated.

   Oatmeal Raisin - Color is light on the eyes with a soft scrub of oatmeal and raisins leaving your skin soft and feeling clean.

   Mocha in the Morning - A smooth blend of chocolate (the real thing) and a shot of coffee to wash away your morning. A great way to start your day.

   Denim Dream - As blue as the deep blue sea with a calming scent of lavender to relax you and take your worries away. With streaks of the ocean running through.

   Java Jolt - Very dark and rich in color, great for kids, looks like mud. Perfect way to clean the grime away. Gritty texture for a mild scrub.

   Oatmeal Honey Breakfast Bar - Carries no calories but a deliciously soft exfoliating scrub with a scent of honey to leave your skin feeling rich and smooth all day. A very weightless way to start your day.

   Peppermint Twist - No, not the dance, but an invigorating way to start your day. A scent for the senses, very calming and refreshing with just a slight burst of mint. Leaves you feeling clean and fresh as the spring air. A great way to end the day or a refreshing way to start one.

   Floral Breeze - A scent to remind you of a lush garden. Very soft and floral with great scents as fresh as the morning air.

   Coconut Blast - Let your imagination run wild. A very rich and thick scent of coconuts will remind you of a tropical beach.

   Nutty Square - Soft and gentle to the touch, but warm and inviting to the senses. Gives you that warm clean nutty feeling.

   Garden Grove - Very fragrant and soothing scent. Like walking in a meadow in the springtime.

Tropical Blend - The tropical smell will take you back to a warm, sunny day on a beach very far away. The scents of lime, orange, lemon and tangerine help to refresh your senses and awaken your mood.

We will continue to experiment with different ingredients in our soaps, varying the main oils, essential oils and nutrients to derive new soaps that we feel the public will want to purchase. As new combinations are developed, new products will be added to our existing product line, while poor selling products will be dropped. We feel that once we firmly establish our brand name, we could then expand our operation to develop other product lines to compliment our soap line. Other product lines could include shampoo bars, bath bombs, bath salts, shower gels, lib balms, moisturizers, hand & body creams, skin conditioners and fragrances. The theme of all these products would continue to be that of high quality, using all natural ingredients.

Sources and Availability of Raw Materials
--------------------------------------------
We currently purchase our raw materials and supplies from two primary sources: Cranberry Lane of Port Coquitlam, British Columbia and Oshun Supply, Inc. of Mission, British Columbia. We do not have any material contracts with these suppliers and are on a cash purchase basis at this time. Once our business is established and our inventory increases, we intend to shop for better prices based on larger lot purchases of raw materials and ingredients used in our soapmaking process.

Sales and Marketing
-------------------
 We intend to sell our products to the public through our online store at www.blissessentialscorp.com., at trade shows, craft shows and at home living shows, using email marketing campaigns and by direct sales at hosted parties, implementing methods similar to those used by Tupperware and other at-home hosted party sales. We will also market our products to small gift shops, health food stores, beauty salons and independently owned health spas and specialty stores, which specialize in organic products either by selling direct or by consigning products to them for resale to their customers. If we sell direct, we will immediately realize income on the sale of our products; however, if we consign our products, we would essentially advance the products to the store or other entity free of charge for them to display and offer for resale to their customers. We would not realize any income from consignments until the products are sold and the store remits monies to us for the consigned products that are sold. We currently estimate that we will require payment every 30 days for products left on consignment for resale. If we determine that our products are not selling well in certain locations, we will cancel our consignment agreement with that entity, remove all products and seek alternative placement for the consigned items in an effort to continue to grow our sales, brand recognition and revenues. We currently do not have a consignment agreement, but intend to have one written and in place by the time we are ready to start mass marketing our products sometime in late 2003

As the market for our products is quite competitive, we feel that we may initially have to offer consignment terms to many of our clients. Once we start to establish our brand name, we feel we will be in a stronger position and will no longer need to offer consignment terms.

HOME PARTIES: We plan to generate direct sales at parties hosted by individuals who will receive a commission on all products sold at the party. The host of the party invites individuals by word of mouth in the same way that has been made famous by Tupperware, and more recently used for lingerie and candle sales. This method tends to keep costs associated with this form of sale down. Although no parties have yet been held, we currently anticipate the host of the party would receive products equivalent in value to 10% of the gross sales generated at the party. The value of the products the host received will not be linked to the recruitment of additional hosts, but will be determined solely on the gross amount of products sold at the party he/she hosts. We currently do not intend to promote any financial benefit or compensation for recruiting additional hosts. There is no fee required to become a host and no minimum sales are required to host a party.

TRADE/CRAFT/HOME SHOWS: We also plan to attend local trade/craft/ home living shows where we will sell our products. This method will also keep sales costs fairly low; however, as there are not that many such shows, the amount of sales from this method is not expected to be significant.

 We are currently planning to attend the Vancouver Gift Show
September 7-9, 2003 to pre-market our products to local stores and potential customers. We won't have enough inventory to justify setting up a booth at the show, but feel it will be a good opportunity to pre-market our products and website.

ONLINE STORE: We have built and will host an online store at our website, www.blissessentialscorp.com, where consumers will be able to order our products and have them shipped. Our website at www.blissessentialscorp.com is designed to provide customers with a convenient shopping experience by providing an organized, logical and customer-friendly Internet site designed in an attractive manner to capture and maintain the interest of visitors. The web site includes photographs and description of the ingredients and process employed in making the products. Payment arrangements can be made using credit cards. As of the date of filing of this registration statement, we are still developing the website and adding content. We have implemented security measures, including but not limited to layering, locking and encryption, in order to secure, to the best of our ability, the commercial transactions conducted on our web site.

The website is currently fully functional and is only awaiting inventory for sale. The site is hosted by Go Daddy Software, Inc. of Scottsdale, Arizona, an unrelated third party. We will be responsible for making any changes to the site, as well as processing of all orders that come in from the website. No web functions are currently being contracted to any third parties at this time, other than web hosting.

Due to the high cost of shipping, we plan to only make our products available in Canada and the United States initially. We have developed a user friendly interactive website where consumers will be able to order products, pay for them with their credit card and have the products shipped directly to them. As Internet usage continues to grow and online purchases become much more commonplace, it is expected that this will become an inexpensive and effective way for us to market and sell our products.

We will use our website as not only an online store, but a marketing tool as well. We intend to strategically place our website on search engines by using "search engine optimization" techniques. These techniques include developing proper title, header and meta tags within our website, using the right "keywords" to attract customers seeking our type of products using search engines, e.g., "soap", "soap products", "natural soaps", etc. We plan to engage the services of an online marketing company that specializes in email marketing campaigns using opt-in email lists. These email lists are not spam, but rather, are lists of customers who have specifically requested information on various topics and/or products. There are many companies that perform this service and we are currently conducting research on them to determine their success ratings, price comparisons and timing to determine which may best suit our marketing targets. At this time, we have not yet chosen an online marketing firm, nor have we contacted or entered into any negotiations with any such firm.

We intend to pursue a cost-per-click (CPC) banner advertising campaign, whereby we would pay a company every time one of their users clicks on one of our advertising banners and opens our web page.  We are currently investigating Google's Adwords
CPC Program, but have not yet entered into any agreements with Google or any other CPC provider, as our products are not yet ready for sale and delivery. We are continuing to research all online marketing methods and programs and intend to pursue these types of marketing programs in late 2003 when our products line is complete and we have inventory on hand and ready for sale and delivery.
                            6

Once the business is established, we hope to expand our sales channels to possibly include sales to small boutique hotels, as well as retail sales through kiosks located in shopping malls.

We are confident that once we have acquired a new customer, that individual will be quite satisfied with the products and will continue to return and purchase more of our products as opposed to being a one-time purchase.

Money-Back and Other Guarantees
-------------------------------
We will provide each customer with a thirty-day money-back, satisfaction guarantee, permitting the return of any unused products if the customer is not completely satisfied with their purchase. We intend to fully stand behind our representation that each bar of soap is handmade and is comprised of only natural materials.

Fulfillment and Distribution
----------------------------
We will fulfill all customer orders from our home office in Burnaby, B.C., Canada. We will pack the items and then deliver them to UPS, the United States Postal Service or other shipping company for distribution to consumers in Canada and the United States. We are committed to shipping accurate orders, efficiently and in a timely manner. Delivery time is currently estimated to be within ten business days from the date of the receipt of the order. We will charge each customer in advance for the shipping costs associated with the order. We intend to obtain office and/or warehouse space as the need for more production and product availability grows.

Customer Service
----------------
The typical shopping experience begins with the search for products that meet specific needs, including the ordering process and extends through product delivery and post-purchase support. We believe that the ability to accurately fulfill orders, ship products quickly to a customer's door and efficiently handle customer inquiries is as important to customer satisfaction as a superior product selection. We believe that a high level of customer service and support is critical to retaining and expanding a reliable, repeat customer base and for establishing and maintaining a trusted brand name. Accordingly, while we currently do not have the financial resources, nor the need to employ any customer service personnel, we do intend to develop a stringent customer service policy. Currently, management will be available via e-mail, from 8:00 a.m. to 5:00 p.m., PST, Monday through Friday, or via voicemail. We will provide order and shipping confirmations (with tracking numbers) or notifications of out-of-stock items to customers via email. We are dedicated to providing superior customer satisfaction to secure repeat customers.



                                 7



Competition
-----------
Competition for our products comes from two distinct producers of soap. The first being the large multinational corporations who have traditionally mass produced soap for the consumer market. The second group ranges from smaller companies focusing on higher end health and beauty products to individuals or cottage industries producing in small volumes of handmade products.

Multinationals tend to mass produce soap using many different chemicals and synthetic agents, as well as animal byproducts. The soaps produced by these companies tend to be substantially cheaper but do not necessarily appeal to our target market.

Smaller firms such as Body Shop, Crabtree and Evelyn, and Lush tend to specialize in higher end health and beauty products and will tend to compete more directly with us. However, many of these companies also use chemicals, synthetic agents and animal byproducts in the production of their soap and the individual who truly wants to eliminate these ingredients from their life will also seek alternative sources.

There are a large number or cottage industries and individuals producing soaps for specialty shops, as well as selling them over the Internet. As there are no significant barriers to entry, virtually anyone can start up a business and start manufacturing soaps immediately. We feel that we can successfully compete with these companies with the type of natural products we intend to produce and market.

The primary factors for our success will be our use of top quality ingredients, competitive pricing, desirable products and our ability to sell effectively. By using only the top quality ingredients in its products, we will seek to establish, maintain and strengthen our brand name. In order to be successful in establishing our brand, consumers must perceive our brand name as a trusted source of the finest quality products. We feel that our products will be priced competitively while using higher quality ingredients than some of the other producers, thus making our products more desirable. Not only do we plan to manufacture the highest quality products, but we believe that consumers will find our choice of products most desirable, as well.

By aggressively focusing on several different sales channels, we feel that we will be able to build up our brand name, which will help us to effectively compete in a very competitive industry.

Patents and Trademarks
----------------------
We currently have no patents or trademarks for our products or brand name; however, as business is established and operations expand, we may seek such protection. Despite efforts to protect our proprietary rights, such as our brand and product line names, since we have no patent or trademark rights unauthorized persons may attempt to copy aspects of our business, including our web site design, products, product information and sales

                                8
mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and content. Any encroachment upon our proprietary information, including the unauthorized use of our brand name, the use of a similar name by a competing company or a lawsuit initiated against us for infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business. Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business operations and/or results of operations.

Governmental Regulations
------------------------
Our soap products are handmade, natural and vegetable-based and, as such, fall within the U.S. Food and Drug Administration's (FDA) definition of "soap." "True soaps" are made up of fats and an alkali, such as ours, and are regulated by the Consumer Product Safety Commission under authority of the Hazardous Substances Act. Soap has always enjoyed an enviable respect in polite society, which could be part of the reason why Congress placed soap above the law in enacting the Food, Drug and Cosmetic Act of 1938. This law exempted true soaps from regulation as a cosmetic. The Consumer Product Safety Commission's jurisdiction covers most non-cosmetic, non-drug substances used in the home. The agency develops voluntary standards within the industry and issues and enforces mandatory standards or bans consumer products if no feasible standard would adequately protect the public. It conducts research on potential product hazards and obtains the recall of products that it believes pose potential risk for serious injury or death, or arranges for their repair. Additionally, the Consumer Product Safety Commission informs and educates consumers through the media, state and local governments, private organizations and by responding to consumer inquiries on, among other things, what safety features to look for in products. So long as no cosmetic representations are made for a soap, other than that it cleanses, and no claims are made that it will affect the structure or functions of the body or treat a disease,it is beyond the jurisdiction of the FDA's regulation of soap. For purposes of excluding ordinary soap from regulation as a cosmetic, the FDA defines it as a product in which most of the non-volatile matter consists of an alkali salt of fatty acids whose detergent properties are due to those alkali-fatty acid compounds.
 Since we do not intend to profess that any of our soaps affect any bodily structure or function or cure or affect any disease, our products will not be subject to FDA regulation. In addition, our products will not be subject to any approval process by the Consumer Product and Safety Commission. The Consumer Product and

Safety Commission does not have a pre-market approval process for new products; however, they do have the ability to investigate and recall products they feel are unsafe for the public. Since we use only all natural ingredients in our soap products, we are quite confident they will not be subject to any such recalls.

We have also investigated whether we will be subject to any of the provisions of the Hazardous Substance Act and were informed by the Consumer Product and Safety Commission that none of our soap products would be considered hazardous and, therefore, we would not be subject to any of the provisions of the Act. Under the Act, a product is not considered hazardous if it is PH neutral. If a product is not PH neutral, then it has to be labeled with an irritant warning. As all of our soap is checked to ensure it is PH neutral, no compliance is required with the ACT and no associated expense will be incurred.

We are not currently aware of any other federal, state or local regulations that we may be subject to at this time; however, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and security of information. Furthermore, the growth of electronic commerce may prompt demand for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third persons and has proposed regulations restricting the collection and use of information from minors online. We do not currently provide individual personal data regarding our users to any third parties and currently do not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in usage of the Internet and reduce the demand for our products and services or require us to redesign our web site. We are uncertain as to how our business could be impacted by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior o the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our products, increase the cost of doing business as a result of litigation costs and/or increase product delivery costs.

Employees
---------
At the present time, we have three employees, who are all our officers and directors, two who work part time and one who works full time on our business operations. We intend to add staff as needed, as we expand operations.

Available Information
---------------------
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Results of Operations
---------------------
We expect our current cash in the bank of $36,550 at May 27, 2003 and as of the date of the filing of this registration statement , plus revenues we expect to derive from business operations to satisfy cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. We currently project that we will have our initial inventory ready for sale so we can begin generating revenues in September, 2003 ; however, as of the date of this registration statement, we had not yet generated any revenues.

During the next 12 months, we intend to spend approximately $2,000 in additional research and development on our product line and website. Some of our research will include experimenting with different recipes, using different types of natural oils and essential oils for fragrance, as well as different nutrients to provide texture and other skin care properties. We also intend to research the feasibility and possibility of adding additional products, such as shampoo bars, bath bombs, bath salts, shower gels, lip balms, moisturizers, hand and body creams, skin conditioners and/or fragrances. To date, however, we are only producing soap bars and have not yet entered into any other research or experimentation. We also intend to continually research the Internet for additional information about our soap ingredients and offerings to post on our website that will enhance our customers visits.

We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12months. For the period from inception to the date of this registration statement , we had no revenues and incurred net operating losses of $5,116, consisting of general and administrative expenses primarily incurred in connection with the preparation and filing of our initial public offering documents in the State of Nevada.

Net cash provided by financing activities since inception was $45,000, $40,000 of which were the total proceeds raised in an initial public offering conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 of which were the total proceeds raised from the private sale of stock to the officers and directors.

In the event we are unable to generate revenues sufficient for operations, we may need to consider raising additional funds through loans or the sale of additional equity securities for use in our day-to-day operations. Currently, no such loans or equity sales are planned.

 Our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern; however, they also advised that the going concern opinion is expected to be alleviated once we have an established business, have accomplished predictable levels of expenditure and have attained the financing or income to support those expenditures for a period in excess of one year.

Plan of Operation/Projected Milestones
--------------------------------------
In order to become fully operational and profitable, we will need to achieve each of the milestones outlined below:

- Increase inventory. We will incur expenses for soap ingredients, including aromatherapy-grade essential oils, coconut, olive and palm oils, herbs, grains, milk and honey, and packaging materials, including handmade paper, cellophane and raffia, to increase its inventory of soaps and soap products. We are currently estimating we will need a total of 500 bars of soap in our initial inventory to begin our marketing campaign and to bring out business operations into full production. We plan to achieve this milestone and have enough inventory on hand to implement full production capacity by October 1, 2003. We have several soaps and soap products currently being made; however, proper curing takes approximately 4-6 weeks.

- Implement direct sales campaign. As soon an our initial inventory is ready, we intend to implement its direct sales campaign by contacting small gift shops, health food stores, and independently owned health spas and beauty salons in the Burnaby and Vancouver, British Columbia areas of Canada. We are currently gathering listings of potential contacts and is planning to begin this campaign sometime in October/November 2003.

- Begin hosting home parties. We intend to initially have friends and family members host parties to begin the home party direct sales campaign. We are hopeful that at least two additional parties will be booked by guests at each party, thereby creating an ongoing source of sales and revenues; however, there is really no assurance any parties will be booked. Because there is little cost to us, though, this type of marketing could be very profitable if it does take hold. We intend to begin having friends and family members host parties in November/December 2003, when ample products and inventory are available.

- Attend local trade/craft/home living shows. We plan to attend all local trade, craft and home shows and, as soon as affordable, plans to attend shows in other areas of Canada and the United States. Since the costs to attend local shows and obtain a trade booth to exhibit our products will be relatively low, we intend to obtain a listing of all shows for the upcoming year and will plan to attend as many as possible.

- Continue to improve website content. We intend to continue to build and host an online store at our website, www.blissessentialscorp.com, where our products can be purchased and shipped. Our website is currently fully operational and we expect to be ready to begin taking orders by September 1, 2003, at which time we expect to have ample inventory ready to ship and fill orders.

- Expand operations to include kiosk sales. Once we are fully operational, taking and shipping orders, hosting home parties and placing/selling our products to local businesses for resale to their clientele, we hope to expand our sales channels to possibly include sales to small boutique hotels, as well as retail sales through kiosks located in shopping malls. We currently estimates this will be accomplished approximately 6-12 months after implementation of full business operations, or next summer.

Some of the Significant Risks Associated with Our Business
-------------------------------------------------------------
High Risk, Start-up Company-Uncertainty of Future Profitability. Since we have only been incorporated and in existence since
March 31, 2003, are in our organizational and development stage, and have not yet had any earnings, there is no guarantee that we will be successful in our proposed business plans. We face all the risks inherent in a relatively new business and there can be no assurance that our activities will be successful and/or result in any sales of our products and/or profits.

Dependence On Additional Financing/Risk of Unavailability; Possible Additional Dilution. Our continued operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail.

There is no Established Public Trading Market for our Common Stock. We have applied for listing in the "pink sheets"; however, we have not yet received a trading symbol. As a result, there is currently no active trading in our Common Stock and there is no assurance that an active trading market will ever develop. Accordingly, there is a very high risk that our current stockholders may not be able to be resell their securities at any time in the future.

We Must Establish, Maintain and Strengthen our "Brand Name" in Order to Attract and Retain Customers. In order to attract and retain a customer base and increase on-line traffic, we must establish, maintain and strengthen our "brand name". In order to be successful in establishing our brand, consumers must perceive us as a trusted source for quality products. Our business could be materially adversely affected if our marketing and sales efforts are not productive or if we cannot successfully establish and strengthen our brand name.

We Could Experience Fluctuations in Availability and Cost of Raw Materials. Our operating results are vulnerable to fluctuations in the cost and availability of raw materials we use in manufacturing our soap products. We will seek to ensure that alternate qualified suppliers are available in the event there are production, delivery or other problems with our primary vendors, but any unavailability of materials could impact our sales and revenues.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We do not currently own any property. We lease shared office facilities at 2nd Floor, 5050 Kingsway, Burnaby, BC, Canada V5H 4H2 on a month-to-month verbal basis for approximately $100 US per month. The facilities are approximately 7,000 sq. ft in total and include answering services, fax services, reception area and shared office and boardroom meeting facilities. We are also currently using the residence of Howard Gelfand, an officer and director, for the production, packaging and storage of our soap products on a rent-free basis. At such time as the current premises are no longer sufficient, we intend to lease larger office space and business premises in Burnaby at competitive market rates.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding Common Stock beneficially owned on the date of this filing for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each executive officers and directors, and (iii) all executive officers and directors as a group. As of the date of the filing of this registration statement, there were 1,800,000 shares of our Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
Thomas Gelfand(3)              400,000                  22%
410 Greensboro Place
Vancouver, BC, Canada V5X 4M4

Howard Gelfand(3)              400,000                  22%
4930 Horstman Lane
Whistler, BC, Canada V0N 1B4

Kathleen Rufh                  200,000                  11%
13852 - 79 Avenue
Surrey, BC, Canada V3W 2Y9
---------------------------
All Officers and
Directors as a Group (3)     1,000,000                  56%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

(3)   Howard Gelfand is the son of Thomas Gelfand.

 There are currently no options, warrants, rights or other securities conversion privileges granted to our officers, directors or beneficial owners and no plans to issue any such rights in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

Name                        Age     Position(s)
----                        ---     -----------
Thomas Gelfand (11          72      President, CEO and Director
410 Greensboro Place
Vancouver, BC, Canada V5X 4M4

Howard Gelfand (1)          41      Secretary, Treasurer, CFO
4920 Horstman Lane                  and Director
Whistler, BC, Canada V0N 1B4

Kathleen Rufh               41      Vice-President and Director
13852 - 79 Avenue
Surrey, BC, Canada V3W 2Y9

(1)  Howard Gelfand is the son of Thomas Gelfand.

Each of the persons named above have held their offices/positions since inception and are expected to hold said offices/positions until the next annual meeting of stockholders.

Background of Officers and Directors
------------------------------------
Thomas Gelfand has been the President, CEO and a Director since inception. Since October 2000, he has also been a self-employed consultant for commercial and industrial real estate, operating in Vancouver, British Columbia under the name of Tee Gee
Management. He has also held positions in the following publicly-traded Nevada corporations during the past five years: July 1999 to December 2000 - Fortune Gaming.com., Secretary, Treasurer and Director, an online gaming company based out of Vancouver, BC, Canada, September 1998 to May 1999 - Pac-Rim Consulting, President, Treasurer and Director, a real estate consulting company based out of Vancouver, BC, Canada; September 1997 to April 1999 - Meximed Industries, Treasurer and Director, a medical supplies distributor based out of Vancouver, BC, Canada; and September 1997 to June 1998 -Golf Innovations, President, Treasurer and Director, a golf equipment distributor based out of Vancouver, BC, Canada. From January 1997 to October 2000 he was a sales representative for Amex Broadway West Realty a real estate firm in Vancouver, BC, Canada. From September 1989 to December 1997, he was a realtor for Goddard & Smith International Realty, Ltd., a prestigious real estate firm in Vancouver, BC, Canada. He has over 23 years of experience in the international real estate industry. Thomas Gelfand intends to devote his time as required to our business.

Howard Gelfand has been the Secretary, Treasurer, CFO and a Director of Registrant since inception. From 1978 to the present, he has been employed by the Pacific Racing Association as a part-time weekend parimutual teller in Vancouver, BC, Canada. From July
1999 to December 2000 he was the President and Director of Fortune Gaming.com, a publicly-traded Nevada corporation, operating an online gaming company based out of Vancouver, BC, Canada. From

October 1990 to June 1995 he served as a Director of Mountain Sharpshooters, Inc., a privately owned tourist photography company located in Whistler, BC, Canada. He has also worked in various capacities in the hospitality industry over a period of approximately eight years. He has taken various courses in Business Administration from Langara Community College in Vancouver, BC, Canada. He holds several certificates in the hospitality industry issued by the government of British Columbia and has also taken the Advanced Guest Services Program, a customer service and management course targeted to the food, beverage hotel and tourism industry, sponsored by the BC and Yukon Hotels Association and the Government of Canada. Howard Gelfand intends to devote full time to our business.

Kathleen Rufh has been the Vice-President and a Director of Registrant since inception. From April 1991 to the present she has been employed by the Pacific Racing Association as an assistant manager of parimutuals in Vancouver, BC, Canada. From September 1981 to the present she has been employed by the Royal Bank of Canada and is currently employed as a part time customer service representative in Surrey, BC, Canada. From 1999 to the present she has worked for Partylite of Canada hosting three to four private parties per year selling candles in Surrey, BC, Canada. Kathleen Rufh intends to devote her time as required to our business.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive any cash or non-cash compensation for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf.

-----------------------------------------------------------------
                  SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------
                        Annual Compensation     Long-Term Comp.
                                       Other    Awards    Payouts
Name and                               Annual
Position(s)       Year  Salary  Bonus  Comp.
-----------------------------------------------------------------
Thomas Gelfand    2003  None    None   None      None      None
President, CEO
and Director

Howard Gelfand,   2003  None    None   None      None      None
Secretary, CFO,
Treasurer and Director

Kathleen Rufh     2003  None    None   None      None      None
Vice President
and Director      ----------------------------------------------

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We are currently using the home of Howard Gelfand, an officer and director, Canada, on a rent-free basis to produce, package and ship our products. There is no written lease agreement or other material terms or arrangements relating to our agreement with Mr. Gelfand to use his home. We do not have any other related transactions and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
As of the date of this filing, there were 1,800,000 shares of Common Stock issued and outstanding, which are held by a total of 20 stockholders of record.

Common Stock
------------
The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we had not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Signature Stock Transfer, of Dallas, Texas, an independent stock transfer agency.

                         PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
As of the date of this filing, there were a total of 29 shareholders of record, holding a total of 1,800,000 shares of our Common
Stock. We have applied for listing in the pink sheets; however its application is pending.

A total of 1,000,000 shares are held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 800,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

 There is currently no established public trading market for our common stock. We have applied for listing in the pink sheets, but have not yet received a trading symbol.

There are currently no outstanding options, warrants to purchase or securities convertible into, our common stock.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of our Management's knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
DeVisser Gray, independent chartered accountants, have been our only auditors since inception and there have been no disagreements between us and DeVisser Gray.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On March 31, 2003, a total of 1,000,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by our officers and directors. This transaction was conducted in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made to the officers and directors only in transactions not involving a public offering. The purchasers were our officers and directors who had access to all of the information which would be required to be included in a registration statement. Each of the purchasers were sophisticated investors who had the ability to bear the economic risk of the loss of their investment and there was no general solicitation or advertising associated with the sales.

In May, 2003, a total of 800,000 shares of Common Stock were issued to 26 investors in exchange for $40,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on May 12, 2003. Prior to purchase, each purchaser was furnished a copy of an Offering Memorandum, reviewed and qualified by the State of Nevada, which contained all of the required financial and business disclosures, as well as information regarding the limitations on possible resale of their shares in the future, all pursuant to the disclosure requirements of Regulation D, Rule 504. In addition, each purchaser was given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and any additional information they wanted to verify the accuracy of the information we furnished in the Offering Memorandum. None of the purchasers requested any information in addition to the offering documents. There was no solicitation or advertising used in any sales. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Nevada Corporation Law, and specifically, Nevada Revised Statutes Ch. 78.751, and Article 5.1 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interests. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in

                              20

defending the proceeding, and if the officer or director is judged liable, only by a court order.

The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                              PART F/S

Following are audited financial statements for the period from inception on March 31, 2003 to May 27, 2003  audited by
DeVisser Gray, our Independent Chartered Accountants.










                               21









                      BLISS ESSENTIALS CORP.
                  (A Development Stage Company)

                     FINANCIAL STATEMENTS
                  (Expressed in U.S. Dollars)










                     MARCH 31, 2003

                             to

                         MAY 27, 2003










                                22

D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6




AUDITORS' REPORT

To the Stockholders of Bliss Essentials Corp.

We have audited the balance sheet and statement of stockholders' equity of Bliss Essentials Corp. as at May 27, 2003 and the statements of operations and deficit and of cash flows for the period from March 31, 2003 to May 27, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

 In our opinion, these financial statements present fairly, in all material respects, the financial position and stockholder's equity of the Company as at May 27, 2003 and the results of its operations and cash flows for the periods from the date of incorporation on March 31, 2003 to May 27, 2003, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DeVisser Gray
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 29, 2003

                              23


                   BLISS ESSENTIALS CORP.
                   Balance  Sheet
                         As at


                                                 May 27,
                                                   2003
                                                  (U.S.$)
A S S E T S
Current Assets
   Cash	                                         $ 41,296
		                                 ========


L I A B I L I T I E S
Current Liabilities
   Accounts payable	                            1,000
   Due to related party (note 4)	              409

                                                 --------
                                                    1,409
                                                 --------


S T O C K H O L D E R S'  E Q U I T Y

Share Capital (note 3)
   Authorized: 100,000,000 common shares,
   par value $0.001 per share
   Issued: 1,800,000 common shares	            1,800
   Additional paid in capital 	                   43,200
   Deficit accumulated during the Development
     Stage	                                   (5,113)
                                                 --------
	                                           39,887
                                                 --------
   Continuance of Operations (note 1)	       $   41,296
                                                 ========

Approved by the Director:
/s/ Thomas Gelfand

	                     24

                    BLISS ESSENTIALS CORP.
          Statement  of Operations and Deficit

	                                       Date of
                                            Incorporation
                                            and Inception
                                            March 31, 2003
                                           to May 27, 2003
                                              (U.S.$)
                                           ---------------
Expenses
   Bank charges	                         $          109
   Dues and fees	                          1,470
   Office	                                    326
   Professional fees	                          2,600
   Supplies	                                    611
                                           ------------
Net (loss) for the period	                 (5,116)
 Deficit - beginning of period	                      -
                                           ------------
 Deficit - end of period	                 (5,116)
                                           ============

  Weighted average number of
     shares outstanding	                  1,464,737
                                           ============
 Loss per share	                                      0
                                           ============


Comprehensive Income
   Net loss for period	                         (5,116)
   Other comprehensive income (loss)	              3
                                           ------------
   Comprehensive loss for period	         (5,113)
   Comprehensive Deficit - beginning
     of period	                                     -
                                           ------------

   Comprehensive Deficit - end of period   $     (5,113)
                                           ============

                          25


                   BLISS ESSENTIALS CORP.
              Statement  of Cash Flows

                                               Date of
                                            Incorporation
                                            and Inception
                                            March 31, 2003
                                           to May 27, 2003
                                               (U.S.$)
                                           ---------------

Cash Provided By (Used For):

Operating Activities
   Net loss for the period	                $   (5,116)
   Adjustment to reconcile net loss
   to cash provided by operations:
      - increase (decrease) in
        accounts payable	                     1,000
   - other comprehensive income	                 3
                                                ----------
	                                            (4,113)

   Net changes in non-cash working
   capital components:
     - due to related parties	                       409
                                                ----------
	                                            (3,704)
                                                ----------
Financing Activity
   Proceeds from the issue of share capital	    45,000
		                                ----------

Net cash provided during the period	            41,296
Cash - beginning of period	                         -
                                                ----------
Cash - end of period	                        $   41,296
                                                ==========

                             26

                  BLISS ESSENTIALS CORP.
           Statement of  Stockholders' Equity


                                                  Accumulated
                                                       Other          Total
	     Common    Additional      Accumulated   Comprehensive   Stockholders'
            Stock   Paid-in Capital    Deficit	       Loss       Equity
          ---------------------------------------------------------------------
                         U.S.$            U.S.$        U.S.$           U.S.$

Shares
issued    1,800,000     43,200             -             -            45,000

Net loss
from April
1, 2003 to
May 27,
2003	          -  	   -              (5,116)        3           (5,113)
          ----------------------------------------------------------------------
Balance,
May 27,
2003	 1,800,000    $ 43,200          $ (5,116)    $   3         $ 39,887
          =====================================================================









                                   27

                        BLISS ESSENTIALS CORP.
                    (A Development Stage Company)
                  Notes to the Financial Statements
        For the period from March 31, 2003 to May 27, 2003

1.	BUSINESS OF THE CORPORATION AND GOING CONCERN

The Company was incorporated as Bliss Essentials Corp. in the State of Nevada, United States of America on March 31, 2003 under the Nevada Revised Statutes, Chapter 78, Private Companies.

The Company's office is located in Burnaby, B.C. The Company is in its development stage and to date its activities have been limited to initial organization and capital formation.

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no source of revenue. The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity funds for use in administrative and investment activities.


2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars using United States of America Generally Accepted
Accounting Principles.

Accounting Method

The Company records income and expenses on the accrual method.

Earnings (Loss) Per Share

Basic earnings (loss) per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share reflects the potential dilution of securities that could occur if securities or other contracts (such as stock options and warrants) to issue common stock were exercised or converted into common stock. The Company has no outstanding stock options or warrants.

Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the Company's financial statements in conformity with United States Generally Accepted Accounting Principles requires the Company's management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Fiscal Year End

The Company's fiscal year end is December 31.

                                 28

3.	SHARE CAPITAL

Authorized

The authorized share capital consists of 100,000,000 shares of common stock with a par value of $0.001.

Issued

                              Price
                               per        Number of
                              share        shares        Amount
                              U.S.$         U.S.$         U.S.$
                           -------------------------------------
Private placement           $ 0.005      1,000,000     $ 5,000
Private placement             0.05         800,000      40,000
                           -------------------------------------
Balance, May 27, 2003                    1,800,000      45,000
                                         =======================

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at fair market value. The year end balance referred to below is non-interest bearing, unsecured, payable on demand, except where otherwise noted, and has arisen from the provision of the services described.

Directors and officers of the Company were paid an aggregate of $593 for the repayment of office expenses and supplies incurred on behalf of the Company and at May 27, 2003 were owed $409 for these services.











                            29

                         PART III


Items 1 and 2.   Index to and Description of Exhibits
----------------------------------------------------
 The following exhibits, marked with an asterisk and required to be filed hereunder, are incorporated herein by reference and can be found in their entirety in our original Form 10-SB Registration Statement, filed under
SEC File Number 0-50309 on June 10, 2003, on the SEC website at www.sec.gov :

Exhibit No.      Description                    Page No.
-----------      -----------                    --------
*   3(i)          Articles of Incorporation         33
*   3(ii)         Bylaws                            38
   23             Consent of Accountants            67

                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Bliss Essentials Corp.,
                               a Nevada corporation
                               ------------------------

Date:  July 23, 2003            By:/s/ Thomas Gelfand, President,
                                CEO and Director


Date:  July 23, 2003            By:/s/ Howard Gelfand, Secretary,
                                Treasurer, CFO and Director


Date:  July 23, 2003            By:/s/ Kathleen Rufh, Vice President
                                and Director

          CERTIFICATION OF CHIEF EXECUTIVE OFFICER
             PURSUANT TO SECTION 302 OF THE ACT
---------------------------------------------------------

     I, Thomas Gelfand, certify that:

1. I have reviewed this registration statement on Form 10SB/A-1 of Bliss Essentials Corp.

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the

                              30

circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement.

3. Based on my knowledge, the financial statements, and other financial information included in this registration statement fairly present in all material respects the financial condition, results of operations and cash flows of Bliss Essentials Corp. as of, and for, the periods presented in this registration statement.

4. Bliss Essentials Corp.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Bliss Essentials Corp. and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to Bliss Essentials Corp., is made known to us by others who may have such, information ,particularly during the period in which this registration statement is being prepared; and

     (b) evaluated the effectiveness of Bliss Essentials Corp.'s disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date").

5. .The other certifying officers and I certify, to our auditors, based on our most recent evaluation, that:

(a)there are no significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data and have advised our auditors there are no material weaknesses in internal controls; and

   (b) there is no fraud, material or otherwise, that involves our management or other employees who have a significant role in our internal controls.

6. There were no significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

       July 23, 2003          /s/ Thomas Gelfand
                              ----------------------------------
                              Chief Executive Officer and Chairman
                              of the Board of Directors



                              31


            CERTIFICATION OF CHIEF FINANCIAL OFFICER
               PURSUANT TO SECTION 302 OF THE ACT
-----------------------------------------------------------------

     I, Howard Gelfand, certify that:

1. I have reviewed this registration statement on Form 10SB/A-1 of Bliss Essentials Corp.

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement.

3. Based on my knowledge, the financial statements, and other financial information included in this registration statement fairly present in all material respects the financial condition, results of operations and cash flows of Bliss Essentials Corp. as of, and for, the periods presented in this registration statement.

4. Bliss Essentials Corp.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Bliss Essentials Corp. and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to Bliss Essentials Corp., is made known to us by others who may have such, information ,particularly during the period in which this registration statement is being prepared; and

     (b) evaluated the effectiveness of Bliss Essentials Corp.'s disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date").

5. .The other certifying officers and I certify, to our auditors, based on our most recent evaluation, that:

(a)there are no significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data and have advised our auditors there are no material weaknesses in internal controls; and

   (b) there is no fraud, material or otherwise, that involves our management or other employees who have a significant role in our internal controls.



                                 32




6. There were no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


        July 23, 2003          /s/ Howard Gelfand
                              -----------------------------------
                              Chief Financial Officer and Director


















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